FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
April 26, 2004

Manulife Financial announces earnings of $428 million

Earnings per share increase 26 per cent

TORONTO – Manulife Financial Corporation today reported shareholders’ net income of $428 million for the quarter, 28 per cent higher than the prior year despite the negative impact of a strengthened Canadian dollar, which reduced earnings by approximately $31 million. Earnings per common share increased by 26 per cent to $0.92 from $0.73 reported in 2003. Return on common shareholders’ equity for the quarter was 19.0 per cent compared to 15.8 per cent in 2003.

The increase in earnings was driven by broad business growth, the favourable impact of improved equity markets, continued strong credit experience, and prudent management of expenses. These positives were partially offset by mixed claims experience.

Total premiums and deposits were $9.1 billion in the first quarter, an increase of 16 per cent over the comparable prior year period. Excluding the impact of a strengthened Canadian dollar, premiums and deposits increased by an estimated 27 per cent in the quarter driven by sales growth in the wealth management operations.

Funds under management were $165.1 billion as at March 31, 2004, up five per cent from the beginning of the year and up 17 per cent compared to a year ago. The positive effects of strong net sales, particularly in the wealth management operations, and exceptional equity markets were partially offset by the year over year appreciation of the Canadian dollar, which reduced funds under management by approximately $10 billion.

“Our first quarter results built on the strong momentum of 2003, with Manulife Financial continuing to gain market share in many of its businesses. Our reputation for innovative products and superior customer service is well-recognized in the markets in which we operate,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “Our merger with John Hancock, which we expect to close in just a few days, positions Manulife Financial well for continued strong growth in the future.”

“Manulife Financial’s revenues, earnings and funds under management all benefited from the improving economies and financial markets,” noted Peter Rubenovitch, Executive Vice President and Chief Financial Officer. “Higher sales volumes and productivity improvements contributed to lower unit costs. Manulife Financial also continued to deliver excellent investment performance.”

FINANCIAL PERFORMANCE

Financial Highlights

(unaudited)

	Quarterly Results
	1Q04	4Q03	1Q03

Shareholders' Net Income (C$ millions)	428	428	336
Earnings per Common Share (C$)	0.92	0.92	0.73
Return on Common Shareholders' Equity (%, annualized)	19.0	19.1	15.8
Premiums & Deposits (C$ millions)	9,134	8,072	7,881
Funds under Management (C$ billions)	165.1	156.7	141.6

Net Income

Manulife Financial Corporation reported shareholders’ net income of $428 million for the first quarter ended March 31, 2004, up 28 per cent from $336 million in 2003 despite the impact of a strengthened Canadian dollar, which reduced earnings by approximately $31 million. This increase in earnings reflected business growth across the Company, the impact of significantly improved equity markets and prudent management of expenses.

Earnings per Share and Return on Common Shareholders’ Equity

The first quarter earnings per common share were $0.92 compared to $0.73 in 2003, up 26 per cent. For the three months ended March 31, 2004, return on common shareholders’ equity was 19.0 per cent compared to 15.8 per cent for the same period in 2003.

OPERATING HIGHLIGHTS

Corporate Developments

o	On February 24, John Hancock shareholders voted overwhelmingly in favour of the company's merger agreement with Manulife Financial. Earlier this month, Manulife Financial announced that it expected to close this transaction on April 28, 2004. The combined organization will be Canada's largest public company and largest life insurer (as measured by market capitalization).

o	Manulife-Sinochem received its second branch license and expects to open for business in Beijing in mid-May. Manulife began operations in Shanghai in 1996 and opened its first branch in Guangzhou in 2002. Today, the Company has nearly 4,000 professionally trained staff and agents serving more than 200,000 customers in China. This is an exciting milestone in Manulife's quest to expand its presence in the large Chinese life insurance market.

Business Developments

o	Strong first quarter sales across all core businesses were in part driven by the success of industry-leading products. New products and services introduced this quarter included:

-	Manulife USA's new Triple Protection rider for use with its family of variable annuities combines three popular death benefit features into one, protecting clients assets through both rising and falling markets.

-	Manulife Japan launched Premiere, the first annuity product offered under its recently announced strategic alliance with The Bank of Tokyo-Mitsubishi. This venture is expected to contribute to significantly higher variable annuity sales in the future.

-	Enhancing its offering to clients seeking guaranteed coverage, Manulife USA introduced the enhanced Manulife Survivorship UL-G, a survivorship universal life insurance product that offers lifetime guaranteed coverage.

-	Manulife Investments began offering a new innovative Market Growth investment option for its Guaranteed Investment Contracts sold through independent financial advisors across Canada.

-	In Vietnam, Savings Care Plan was introduced offering customers life insurance protection combined with the unique advantage of flexible hospital benefits and a number of added benefits including guaranteed cash values.

-	Manulife Indonesia launched its first credit card - Manulife Card - offering customers a convenient, hassle-free way to pay their premiums as well as benefit from features such as a `3-in-1' benefit of life, health and lifestyle privileges.

o	Manulife Financial continues to be recognized by its peers and the industry for excellence in delivering quality products and superior customer service:

-	Manulife Asset Management (Hong Kong)'s mutual funds earned five industry accolades for investment performance in the annual Benchmark Fund of the Year Awards and the South China Morning Post Fund Manager of the Year Awards 2003.

-	In recognition of excellence in participant communications, Manulife USA Group Pensions won awards for its 401(k) participant web site and its 401(k) enrollment kit from the League of American Communications Professionals.

-	Manulife-Sinochem became the first-ever insurer and one of the few foreign-invested companies in Shanghai to be honoured as the "Most Trustworthy Company".

-	Manulife Hong Kong was voted top of the insurance category in the "Yahoo! Emotive Brand Awards 2003-2004", recognizing the Company's success in building a meaningful relationship with the public.

Premiums and Deposits

First quarter premiums and deposits were $9.1 billion in 2004, up 16 per cent compared to $7.9 billion in the first quarter of 2003. Premiums and deposits increased by approximately 27 per cent after excluding the impact of a strengthened Canadian dollar. This increase was driven by sales of variable annuity and 401(k) products in the U.S., Individual Wealth Management products in Canada and mutual fund products in Hong Kong, reflecting increased investor confidence in improved equity markets.

Funds under Management

Funds under management increased by 17 per cent to $165.1 billion as at March 31, 2004 compared to $141.6 billion as at March 31, 2003. General fund assets remained relatively unchanged at $79.0 billion as business growth was offset by a $3.9 billion decline due to a strengthened Canadian dollar. Segregated fund assets increased by 38 per cent to $77.8 billion from $56.5 billion as at March 31, 2003. The impact of exceptional North American and Japanese equity markets and strong net sales across the Company over the past 12 months was partially offset by the $5.7 billion reduction caused by a strengthened Canadian dollar.

Capital

Total capital increased to $12.5 billion as at March 31, 2004 compared to $11.8 billion as at March 31, 2003. This increase was primarily the result of net income in the past 12 months and the issuance of $350 million of preferred shares in the second quarter of 2003, partially offset by shareholder dividends and the negative impact of a strengthened Canadian dollar.

Normal Course Issuer Bid

On April 1, 2004, MFC received acceptance from the Toronto Stock Exchange (the “Exchange”) of the Company’s amendment to the terms of its existing normal course issuer bid. MFC may repurchase up to 79 million of its common shares, representing approximately 9.9 per cent of common shares outstanding following the merger with John Hancock Financial Services, Inc. In addition, pursuant to a waiver granted to the Company by the Exchange, MFC may repurchase the full amount of common shares under the bid without regard to the usual limit of two per cent of the outstanding common shares in any 30-day period. This amendment to the normal course issuer bid became effective on April 20, 2004 and will expire on November 3, 2004. Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

Quarterly Dividend

The Board of Directors approved a quarterly shareholders’ dividend of $0.21 per share on the common shares of the Company, payable on or after June 21, 2004 to shareholders of record at the close of business on May 17, 2004. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on or after June 21, 2004 to shareholders of record at the close of business on May 17, 2004.

PERFORMANCE BY DIVISION

U.S. Division

Canadian dollars	Quarterly Results
	1Q04	4Q03	1Q03

Shareholders' Net Income (millions)	133	117	107
Premiums & Deposits (millions)	5,307	4,500	4,699
Funds under Management (billions)	85.0	79.0	70.3

U.S. dollars	Quarterly Results
	1Q04	4Q03	1Q03

Shareholders' Net Income (millions)	101	89	71
Premiums & Deposits (millions)	4,027	3,420	3,112
Funds under Management (billions)	64.8	61.1	47.8

o	U.S. Division's 2004 first quarter net income was $133 million, up 25 per cent from $107 million reported in the first quarter of 2003. On a U.S. dollar basis, first quarter earnings increased by 43 per cent over the first quarter of 2003, driven by the impact of strong equity markets on wealth management operations, on-going business growth, continued tight management of discretionary expenses, and favourable mortality experience.

o	Premiums and deposits for the quarter of $5.3 billion were 13 per cent higher than first quarter 2003. On a U.S. dollar basis, the growth rate was 29 per cent reflecting record premiums and deposits in all businesses. Group Pensions' premiums and deposits increased by 25 per cent due to the impact of strong new business growth and higher recurring deposits. Annuities' recent launch of new variable annuity riders, together with improved investor confidence, in equity market performance drove a 36 per cent increase in variable annuity sales. Insurance continued its growth momentum with premiums and deposits increasing by 33 per cent over the first quarter of 2003, primarily due to strong sales of its highly competitive portfolio of universal life products.

o	As at March 31, 2004, funds under management of $85.0 billion were 21 per cent or $14.7 billion higher than a year ago. On a U.S. dollar basis, funds under management increased by $17.0 billion or 36 per cent as a result of improved equity markets and continued strong net sales.

Canadian Division

Canadian dollars	Quarterly Results
	1Q04	4Q03	1Q03

Shareholders' Net Income (millions)	130	147	94
Premiums & Deposits (millions)	2,218	2,072	1,786
Funds under Management (billions)	40.8	39.9	35.3

o	Canadian Division first quarter shareholders' net income increased by 38 per cent to $130 million from $94 million in the first quarter of 2003. The increase in this quarter's earnings was attributable to growth in the in force block, improving equity markets - including the impact on earnings related to segregated fund products and improved investment performance.

o	Premiums and deposits for the quarter were $2.2 billion, up 24 per cent over the $1.8 billion in the same quarter last year. All businesses contributed favourably, particularly Individual Wealth Management with growth of 40 per cent over the first quarter of 2003.

o	Funds under management were $40.8 billion as at March 31, 2004, an increase of $5.5 billion from the same time last year. This increase was driven by improved equity markets, strong net sales from Individual Wealth Management businesses, an increase in Manulife Bank assets and favourable organic growth across the remainder of the Division.

Asian Division

Canadian dollars	Quarterly Results
	1Q04	4Q03	1Q03

Shareholders' Net Income (millions)	73	100	58
Premiums & Deposits (millions)	1,029	889	747
Funds under Management (billions)	14.0	13.4	11.0

U.S. dollars	Quarterly Results
	1Q04	4Q03	1Q03

Shareholders' Net Income (millions)	56	76	38
Premiums & Deposits (millions)	781	675	495
Funds under Management (billions)	10.7	10.4	7.5

o	Asian Division shareholders' net income increased by 27 per cent to $73 million in the first quarter of 2004, up from $58 million in 2003. On a U.S. dollar basis, earnings increased by 45 per cent over the prior year. This increase reflects positive contributions across the Division particularly from the Hong Kong Insurance and Wealth Management businesses as well as the Indonesian mutual fund operation, reflecting business growth and strong equity markets.

o	Total premiums and deposits were $1.0 billion, an increase of $282 million or 38 per cent from $747 million in 2003. On a U.S. dollar basis the growth rate was 58 per cent, primarily attributable to increased mutual fund deposits in Hong Kong, as a result of solid returns in Hong Kong's China Value and Emerging Eastern European funds.

o	Funds under management increased by 28 per cent to $14.0 billion as at March 31, 2004 from $11.0 billion in 2003. On a U.S. dollar basis, funds under management increased by 43 per cent. This increase was due to growth in the Insurance and Mandatory Provident Fund businesses, higher retail and institutional mutual fund sales, and the impact of strong equity markets.

Japan Division

Canadian dollars	Quarterly Results
	1Q04	4Q03	1Q03

Shareholders' Net Income (millions)	42	28	25
Premiums & Deposits (millions)	418	420	466
Funds under Management (billions)	11.7	11.6	12.5

o	Japan Division's net income increased by 68 per cent to $42 million in the first quarter of 2004, up from $25 million in the first quarter of 2003. The increase in earnings was driven by improved lapse experience, higher sales of medical riders, lower expenses generated by field office restructuring initiatives implemented in the first quarter of 2003, and favourable investment experience primarily due to improved equity markets.

o	Premiums and deposits decreased by 10 per cent in the first quarter to $418 million compared to the same quarter of 2003. Growth in variable annuity premiums, generated through the bank distribution channel and Nikko Cordial Securities, and an increase in universal life premiums, reflecting a twelve per cent growth in the number of sales agents, was more than offset by the discontinuance of traditional individual insurance and investment product sales and lower renewal premiums from policies acquired from Daihyaku.

o	Funds under management decreased by $0.8 billion to $11.7 billion as at March 31, 2004 compared to $12.5 billion as at March 31, 2003. Growth in universal life and variable annuity net policyholder cash flows were more than offset by a decline in the block of policies acquired from Daihyaku.

Reinsurance Division

Canadian dollars	Quarterly Results
	1Q04	4Q03	1Q03
Shareholders' Net Income (millions)	37	67	57
Premiums (millions)	162	191	183

o	Reinsurance Division reported net income of $37 million in the first quarter of 2004, a decrease of 36 per cent from the $57 million reported in the first quarter of 2003. On a U.S. dollar basis, earnings for the quarter decreased by 27 per cent from the prior year. The reduction in earnings reflects strain from higher Life Reinsurance new business volumes and weak claims experience in Life Reinsurance during 2004 compared to the very good results of a year ago, partially offset by the impact of stronger equity markets in 2004.

o	Premiums of $162 million were $21 million or 12 per cent lower than in the first quarter of 2003. On a U.S. dollar basis premiums remained relatively unchanged at $123 million as increases in Life Reinsurance premiums were mostly offset by a decline in Property and Casualty Reinsurance premiums.

o	A review of the Accident Reinsurance line indicated that it lacked scale and had relatively unattractive risk return attributes. As a result, the line was closed to new business in the first quarter of 2004.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn. $165.1 billion as at March 31, 2004.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, DivisionalInformation.

Notes:

Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 11:00 a.m. ET April 26, 2004. For local and international locations, please call (416) 695-6140 and toll free in North America please call (877) 888-7019. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 6:00 p.m. ET today until midnight ET, April 30, 2004 by calling (416) 695-6061 (passcode #9663).

The conference call will also be Webcast through Manulife Financial’s Web site at 11:00 a.m. ET. You may access the Webcast at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html An archived version of the Webcast will be available later on the Web site at the same URL as above.

The First Quarter 2004 Financial Statements and Statistical Information Package are also available on the Manulife Web site at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html Each of these documents may be downloaded before the Webcast begins.

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.‘s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2003, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2003 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Media inquiries:	Investor Relations:
Peter Fuchs	Edwina Stoate
(416) 926-6103 peter_fuchs@manulife.com	1-800-795-9767 or (416) 926-3490 investor_relations@manulife.com

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	March 31
	2004	2003	% Change
Net income	$426	$338	26
Less: net income (loss) attributed to participating policyholders	(2)	2	N/A

Net income attributed to shareholders	$428	$336	28
Preferred share dividends	3	--	N/A

Net income available to common shareholders	$425	$336	26

Premiums and deposits:
Life and health insurance premiums	$2,111	$2,012	5
Annuity and pension premiums	422	828	(49)
Segregated fund deposits	5,702	4,481	27
Mutual fund deposits	641	346	85
ASO premium equivalents	258	214	21

Total premiums and deposits *	$9,134	$7,881	16

Funds under management:
General fund	$78,972	$79,087	--
Segregated funds	77,797	56,508	38
Mutual funds	3,654	2,268	61
Other managed funds	4,667	3,714	26

Total funds under management **	$165,090	$141,577	17

Capitalization:
Subordinated debt	$1,128	$1,388	(19)
Non-controlling interest in Manulife Financial Capital Trust	1,000	1,000	--
Trust preferred securities issued by subsidiaries	646	724	(11)
Equity
Participating policyholders' equity	80	94	(15)
Shareholders' equity
Preferred shares	344	--	N/A
Common shares	616	597	3
Contributed surplus	19	3	N/A
Retained earnings and currency translation account	8,645	8,025	8

Total capital	$12,478	$11,831	5

Selected key performance measures:
Basic earnings per common share	$0.92	$0.73
Diluted earnings per common share	$0.91	$0.72
Return on common shareholders' equity (annualized)	19.0%	15.8%
Book value per common share	$20.03	$18.64
Common shares outstanding (in millions)
End of period	463	463
Weighted average - basic	463	463
Weighted average - diluted	467	466

* On a constant currency basis, total premiums and deposits for the three months ended March 31, 2004 increased by approximately 27%, compared to the same period in 2003.

** On a constant currency basis, general fund assets and total funds under management as at March 31, 2004 increased by approximately 5% and 25%, respectively, compared to the same period in 2003.

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share amounts, unaudited)	For the three months ended
	March 31
	2004	2003

Revenue
Premium income	$2,533	$2,840
Investment income	1,198	1,085
Other revenue	451	361

Total revenue	$4,182	$4,286

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$756	$781
Maturity and surrender benefits	857	913
Annuity payments	312	317
Policyholder dividends and experience rating refunds	192	212
Net transfers to segregated funds	229	101
Change in actuarial liabilities	128	479
General expenses	657	634
Commissions	375	308
Interest expense	66	62
Premium taxes	33	29
Non-controlling interest in subsidiaries	20	19
Trust preferred securities issued by subsidiaries	14	16

Total policy benefits and expenses	$3,639	$3,871

Income before income taxes	$543	$415
Income taxes	(117)	(77)

Net income	$426	$338
Less: net income (loss) attributed to participating policyholders	(2)	2

Net income attributed to shareholders	$428	$336
Preferred share dividends	3	--

Net income available to common shareholders	$425	$336

Basic earnings per common share	$0.92	$0.73
Diluted earnings per common share	$0.91	$0.72

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at March 31
Assets	2004	2003

Invested assets
Bonds	$42,630	$44,584
Mortgages	10,688	9,396
Stocks	5,658	6,940
Real estate	4,063	3,807
Policy loans	4,528	4,773
Cash and short-term investments	6,424	5,112
Manulife Bank loans	1,150	659
Other investments	845	539

Total invested assets	$75,986	$75,810

Other assets
Accrued investment income	$891	$925
Outstanding premiums	388	487
Goodwill	609	597
Future income tax asset	--	66
Miscellaneous	1,098	1,202

Total other assets	$2,986	$3,277

Total assets	$78,972	$79,087

Segregated funds net assets	$77,797	$56,508

Liabilities and equity

Actuarial liabilities	$52,424	$54,335
Benefits payable and provision for unreported claims	1,734	2,511
Policyholder amounts on deposit	2,535	2,677
Deferred realized net gains	3,553	3,364
Manulife Bank deposits	2,776	1,766
Future income tax liability	253	--
Other liabilities	3,179	2,546

	$66,454	$67,199

Subordinated debt	1,128	1,388
Non-controlling interest in subsidiaries	1,040	1,057
Trust preferred securities issued by subsidiaries	646	724
Equity
Participating policyholders' equity	80	94
Shareholders' equity
Preferred shares	344	--
Common shares	616	597
Contributed surplus	19	3
Retained earnings and currency translation account	8,645	8,025

Total equity	$9,704	$8,719

Total liabilities and equity	$78,972	$79,087

Segregated funds net liabilities	$77,797	$56,508

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the three months ended March 31, 2004
	U.S	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total

General fund premiums	$829	$855	$404	$283	$162	$--	$2,533
Segregated fund deposits	4,478	782	307	135	--	--	5,702
Mutual fund deposits	--	323	318	--	--	--	641
ASO premium equivalents	--	258	--	--	--	--	258

Total	$5,307	$2,218	$1,029	$418	$162	$--	$9,134

Net income	$133	$130	$71	$42	$37	$13	$426

Funds under management	As at March 31, 2004

General fund	$23,639	$27,488	$6,529	$10,413	$2,984	$7,919	$78,972
Segregated funds	61,320	11,437	3,757	1,283	--	--	77,797
Mutual funds	--	1,902	1,752	--	--	--	3,654
Other managed funds	--	--	1,991	--	--	2,676	4,667

Total	$84,959	$40,827	$14,029	$11,696	$2,984	$10,595	$165,090

	For the three months ended March 31, 2003
	U.S	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total

General fund premiums	$1,051	$879	$385	$342	$183	$--	$2,840
Segregated fund deposits	3,648	466	243	124	--	--	4,481
Mutual fund deposits	--	227	119	--	--	--	346
ASO premium equivalents	--	214	--	--	--	--	214

Total	$4,699	$1,786	$747	$466	$183	$--	$7,881

Net income (loss)	$107	$94	$60	$25	$57	$(5)	$338

Funds under management	As at March 31, 2003

General fund	$25,154	$25,613	$6,128	$11,806	$3,923	$6,463	$79,087
Segregated funds	45,110	8,305	2,426	667	--	--	56,508
Mutual funds	--	1,352	916	--	--	--	2,268
Other managed funds	--	--	1,497	--	--	2,217	3,714

Total	$70,264	$35,270	$10,967	$12,473	$3,923	$8,680	$141,577

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.